SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016
________________

SILICOM LTD.
 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Following Silicom Ltd.'s (the “Registrant” or the “Company”) notice filed with the Securities and Exchange Commission on June 1, 2016, according to which the Registrant's Annual General Meeting of Shareholders which convened on June 1, 2016 at 12:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel was adjourned for one week to the same day, time and place due to lack of quorum, the Registrant held an adjourned Annual General Meeting of Shareholders on June 8, 2016 at 12:00 (Israel time) at the Registrant’s offices as detailed above (the “Meeting”). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on April 26, 2016. The Registrant is announcing that the resolutions relating to the: (i) re-election of Ms. Ayelet Aya Hayak as one of the External Directors of the Company for an additional three year term, commencing on July 1, 2016 and her remuneration as External Director; (ii) re-election of Mr. Ilan Erez as one of the External Directors of the Company for an additional three year term, commencing on July 1, 2016 and his remuneration as External Director; (iii)  grant of 13,333 options to purchase ordinary shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, pursuant to the Company's Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Company's compensation policy which was approved by the Company’s shareholders on July 31, 2013 (the “Compensation Policy”) and the Compensation Policy Caps (as defined in the Proxy Statement); (iv) grant of 13,333 options to purchase ordinary shares of the Company to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Caps; (v) re-approval of the Company's Compensation Policy in the form attached as Annex A to the Proxy Statement; (vi) approval of a bonus formula for the grant of annual bonuses to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors; (vii) approval of a bonus formula for the grant of annual bonuses to Mr. Yeshayahu (‘Shaike’) Orbach, the Company President and Chief Executive Officer; (viii) adoption of a directors election mechanism (the “Directors Election Mechanism”) and approval of a corresponding amendment to the Company's Articles of Association in the form attached as Annex B to the Proxy Statement; (ix) the re-election of Messrs. Avi Eizenman, Yeshayahu (‘Shaike’) Orbach and Eli Doron to hold office as directors for an additional term, such that Mr. Avi Eizenman will hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2019, and until his successor has been duly elected, Mr. Yeshayahu (‘Shaike’) Orbach will hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2017, and until his successor has been duly elected and Mr. Eli Doron will hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2018, and until his successor has been duly elected, all in compliance with the Directors Election Mechanism; and (x) appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as independent public accountants of the Company for the year ending December 31, 2016 and until the next General Meeting of Shareholders and authorization of the Audit Committee to fix the compensation of such auditors, were all duly approved by the shareholders of the Company at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Yeshayahu (‘Shaike’) Orbach
Yeshayahu (‘Shaike’) Orbach
Director, President and Chief Executive Officer

Date:  June 9, 2016